

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Charles N. Martin, Jr.
Chairman of the Board & Chief Executive Officer
Vanguard Health Systems, Inc.
20 Burton Hills Boulevard
Suite 100
Nashville, TN 37215

>   **Re: Vanguard Health Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed August 25, 2011**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2011**
>   **Filed February 3, 2012**
>   **File No. 001-35204**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended June 30, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Insurance reserve, page 97

1. We note that your professional and general liability reserves are significant and that the estimation process requires consideration of a number of uncertainties related to the timing and amount of settlement. Please provide proposed revisions to your disclosure to be included in future periodic reports addressing the following items:

- A description of the method used to estimate professional and general liability reserves, distinguishing between estimates related to reported and unreported unsettled claims. In addition, consider including in this description:
  - The length of company-specific history used;
  - A discussion of whether and how the company stratifies settled claims into homogenous groups for purposes of estimating unsettled claims;
  - A description of your accounting policy for any related excess of loss claims-made insurance policy held by the company; and
  - A statement as to whether the aggregate professional and general liability reserves was prepared or reviewed by an actuary.
- The company's accounting policy for costs associated with litigating and settling professional and general liability reserves, including direct and incremental costs and indirect costs.
- The amounts of settled, but unpaid, claims and unsettled claims included in the aggregate professional and general liability reserves.
- A description of significant judgments and assumptions inherent in professional and general liability reserves, including but not limited to the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).

More detailed disclosures, such as a schedule of revised estimates by accident year or incurred year along with cumulative amounts paid each period, may be warranted depending on the magnitude of the liability or of the persistency of material revisions of prior estimates. Further, please consider the disclosure guidance provided in the Interpretive Response to Question 3 of SAB Topic 5Y.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Notes to Unaudited Condensed Consolidated Financial Statements
3. Medicare and Medicaid EHR Incentive Payments, page 9

2. You indicate that you changed your recognition policy for Medicare payments received after December 31, 2011. You now defer recognition until both the Medicare federal fiscal year during which EHR meaningful use was demonstrated ends and the cost report information utilized to determine the final amount of reimbursement is known. Provide us proposed disclosure to be included in future filings which clarifies that these criteria were met in the year ended June 30, 2011 and in each of the quarters ended September 30, 2011 and December 31, 2011. If the criteria were not met in each period, tell us why your accounting in those periods is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant